Filed by HCM II Acquisition Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Terrestrial Energy Inc.

Commission File No.: 001-42252

Nuclear startup Terrestrial Energy inks a deal to use gas as a ‘bridge’ to SMRs

By Alexander C. Kaufman

Latitude Media

June 24, 2025

(Latitude Media) -- Exclusive: The reactor developer is working with Ameresco to power data centers with gas power that can later convert to nuclear.

The tech industry is increasingly hungry for small modular nuclear reactors to power large server farms. But the technology is still in early stages, and data centers need steady electricity faster than any nuclear developers can license, permit and build SMRs. In the meantime, the companies developing artificial intelligence are relying on fossil gas, spending billions to build out infrastructure that critics warn will lock in long-term use of a fuel with volatile prices and planet-heating pollution.

To Simon Irish, the chief executive of the reactor startup Terrestrial Energy, this choice — between waiting for new nuclear, and relying on gas today — is a false one.

On Tuesday, his North Carolina-based company plans to announce a deal with the energy services giant Ameresco to explore powering data centers, industrial plants and off-grid government facilities with gas in the short term, with the option to swap out the fossil fuel for Terrestrial’s molten salt reactors, Latitude Media has learned.

“We can customize, integrate, hybridize. Moving those systems around in a clever way is the best way to deliver high value, cost-competitive energy supply quickly to our customers,” Irish said in an exclusive interview. “I think that’s the real game in town.”

Ameresco said it’s considering “half a dozen” projects with the federal government and commercial buyers that could benefit from nuclear reactors down the road. Earlier this month, the company hired its first director of nuclear partnerships to oversee future atomic energy projects.

Traditional light water reactors integrate the steam-supply system with the nuclear safety equipment, making it impossible to swap out the sources of heat used in the process. But Terrestrial’s design relies instead on a pair of reactors that transfer heat from the molten salt to the steam generators, keeping the equipment separate. Since molten salt can safely reach higher temperatures than water, which is the coolant used in most nuclear reactors, Terrestrial’s system is able to generate more heat at a much lower pressure.

Unlike other developers betting on molten salt reactors, such as the Bill Gates-backed TerraPower, Terrestrial’s model runs on traditional low-enriched uranium, avoiding more expensive, rare fuels.

“We recognize the potential for a gas-fired bridge to nuclear, and Terrestrial Energy’s design accounts for that,” said Greg Caplan, the vice president of federal business development at Ameresco. “The age of energy abundance is around the corner and Ameresco as a systems operator wants to be part of that.”

The partnership is at an early stage. The memorandum of understanding kicks off a due diligence process to “assess the viability of that gas-fired bridge to the Terrestrial SMR,” Caplan said. The deal did not include any mutual investments.

But the agreement could nonetheless give Terrestrial a boost in the increasingly crowded SMR sector, especially as major tech companies embrace their startups of choice.

Last October, Google backed the SMR developer Kairos, promising to buy 500 megawatts of power for its data centers. Days later, Amazon bought a stake in the SMR developer X-energy.

The federally-owned Tennessee Valley Authority, meanwhile, is angling to build the first U.S. versions of GE-Hitachi Nuclear Energy 300-MW SMR in the coming years. And in March, the Trump administration got involved as well, by reopening a $900 million fund to buy power from SMRs.

“The federal government’s beginning to play quite an active role, and obviously Ameresco is very experienced in business partnerships that deliver solutions to the federal government,” Irish said. “That’s a very important additional capability that Ameresco brings to the table.”

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Additional Information and Where to Find It

In connection with the proposed Merger, HCM II and the Company intend to file with the SEC a Registration Statement, which will include a preliminary proxy statement of HCM II and a prospectus. The definitive proxy statement and other relevant documents will be mailed to shareholders of HCM II as of a record date to be established for voting on the Merger. Shareholders of HCM II and other interested persons are advised to read, when available, the preliminary proxy statement, and the definitive proxy statement, and any supplements or amendments to the preliminary and definitive proxy statements, because these documents will contain important information about HCM II, the Company, and the proposed transactions. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus once they are available, without charge, by directing a request to: HCM II Acquisition Corp, 100 First Stamford Place, Suite 330, Stamford, CT 06902. These documents, once available, and HCM II’s other filings and reports filed with the SEC can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).

Participants in the Solicitation

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Forward-Looking Statements

The information included herein includes “forward-looking statements” within the meaning of the federal securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, including, without limitation, statements regarding the anticipated timing and benefits of the Merger, and HCM II’s or the Company’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. In addition, these forward-looking statements include, without limitation, statements regarding HCM II’s and the Company’s expectations with respect to future performance and anticipated financial impacts of the Merger, the satisfaction of the closing conditions to the Merger, and the timing of the completion of the Merger. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond the control of the Company and/or HCM II), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by HCM II and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive agreements respecting the Merger; (2) the outcome of any legal proceedings that may be instituted against HCM II, the Company or others following the announcement of the Merger; (3) the inability to complete the Merger due to the failure to obtain approval of the shareholders of HCM II or the SEC’s declaration of the effectiveness of the Registration Statement (which will including the proxy statement/prospectus contained therein) to be filed by HCM II and the Company or to satisfy the minimum cash or other conditions to closing; (4) changes to the proposed structure of the Merger that may be required or appropriate as a result of applicable laws or regulations; (5) the ability of HCM II to meet applicable listing standards following the consummation of the Merger; (6) the risk that the Merger disrupts current plans and operations of the Company as a result of the announcement and consummation of the Merger; (7) the ability to recognize the anticipated benefits of the Merger, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, continue developing its properties, maintain relationships with customers and suppliers, and retain its management and key employees; (8) costs related to the Merger and the Domestication described in the Business Combination Agreement; (9) changes in applicable laws or regulations; (10) the possibility that the Company and/or its related entities may be adversely affected by other economic, business, and/or competitive factors; (11) the amount of redemption requests made by the HCM II public shareholders; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in HCM II’s prospectus dated August 15, 2024 and filed with the SEC on August 16, 2024 and HCM II’s other filings with the SEC, as well as any further risks and uncertainties to be contained in the proxy statement/prospectus filed after the date hereof. In addition, there may be additional risks that neither HCM II or the Company presently know, or that HCM II or the Company currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this Current Report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, neither HCM II nor the Company undertakes any duty to update these forward-looking statements.

No Offer or Solicitation

This Communication does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

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